FOR IMMEDIATE RELEASE

(Canadian dollar release)

ENTERRA ENERGY REPORTS SURGE IN EARNINGS FOR Q3, 2004

Increases Distributions by 30% During First Nine Months of 2004

Calgary, AB-November 9, 2004 – Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) today reported its financial results for the three and nine months ended September 30, 2004.

“Enterra’s third quarter produced very strong revenue and cash flow,” said Luc Chartrand, President and CEO of Enterra,  “as a result of robust commodity prices and higher production levels.  Revenue was in excess of $25 million for the quarter; cash flow was $13.1 million; and net earnings were $4.1 million, all near record highs for Enterra.”  He went on to say, “Although pricing has been working to our advantage, our operating costs per boe have been increasing due to properties acquired in January ’04 which carried higher operating costs than our average.  However we have been able to offset these higher costs somewhat by lowering our G&A expenses per boe.”

Enterra’s strong financial performance in the first nine months of 2004 enabled the trust to increase its distributions by 30% from US$0.10 per month at the beginning of the year to its current level of US$0.13 per month.  “The best part of our distribution history to date is that we were able to achieve this growth while maintaining a payout ratio of under 80%,” added Mr. Chartrand.  Enterra’s distribution payout ratio was 78% of its cash flow for the first nine months of 2004 and 83% for the third quarter.

Summarized financial and operational data

 (in 000’s except for volumes and per share amounts – all dollar amounts are in Canadian dollars– the September 2003 per unit amounts have been adjusted for the 2 for 1 split which occurred when Enterra converted to a trust)

	Three Months Sept. 30 2004	Three Months Sept 30 2003	Change	Nine Months Sept. 30 2004	Nine Months Sept. 30 2003	Change
Production information
Oil production (boe per day)	5,146	3,513	+ 46%	5,406	3,778	+ 43%
Gas production (mcf per day)	6,343	7,201	- 12%	6,768	7,107	- 5%
Total production (boe per day)	6,203	4,713	+ 32%	6,534	4,963	+ 32%

Financial information
Revenue	$25,466	$16,012	+ 59%	$74,700	$56,499	+ 32%
Cash flow from operations	$13,110	$7,599	+ 73%	$36,139	$28,988	+ 25%
Cash flow per unit	$0.55	$0.40	+ 38%	$1.61	$1.57	+ 3%
Net earnings	$4,138	$962	+ 330%	$11,347	$10,184	+ 11%
Net earnings per unit	$0.17	$0.05	+ 240%	$0.51	$0.55	- 7%
Distributions paid out during period	$10,924	-	N/A	$28,338	-	N/A
Distributions as a percentage of cash flow	83.33%	-	N/A	78.41%	-	N/A
Bank debt	$39,450	$23,797	+ 66%	$39,450	$23,797	+ 66%
Average US/CDN exchange rate during period	1.29	1.38	- 7%	1.31	1.43	- 8%

Operating information (on a per boe basis)
Average price received per bbl of oil	$46.24	$37.09	+ 25%	$40.60	$41.81	- 3%
Average price received per mcf of natural gas	$6.09	$6.06	+ 1%	$6.62	$6.87	- 4%
Operating costs per boe	$10.42	$8.41	+ 24%	$8.65	$7.23	+ 20%
G & A expenses per boe (cash portion of G & A)	$1.65	$1.79	- 8%	$1.37	$1.73	- 21%
Operating netbacks per boe	$22.99	$17.79	+ 29%	$20.21	$21.61	- 6%

(more)

Enterra Energy Trust News Release

November 9, 2004

Enterra is also in the process of appointing new auditors for its upcoming year-end audit.  The change was made in order to better respond to Enterra’s increasing reporting responsibilities both in Canada and in the United States.

Conference Call

Enterra Energy Trust (NASDAQ National Market: EENC and TSX: ENT) will host a conference call later this morning at 9:00 am Mountain Time/11:00 am Eastern Time, to discuss the third quarter results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution which is currently US$0.13.

In addition, Enterra’s 2003 annual report has been filed and is available for viewing on the Company’s website at www.enterraenergy.com.

Additional information can be obtained at the Company’s website at www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Company contacts:

Investor Relations:

Enterra Energy Trust

The Equity Group Inc.

Luc Chartrand, 403/213-2502

Linda Latman, 212/836-9609

Lynn Wiebe, 403/538-3237

www.theequitygroup.com

www.enterraenergy.com